UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 8, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated September 3, 2009 entitled ‘Vodafone first to Bring New Windows Phone from LG to European Consumers Exclusive Until End December 2009’

2.	A news release dated September 3, 2009 entitled ‘Vodafone Extends Popular Own Branded Device Range with Eight New Devices in Time for Christmas’

3.	A news release dated September 10, 2009 entitled ‘Vodafone to launch Mobile Broadband Hotspot’

4.	A news release dated September 21, 2009 entitled ‘Vodafone to Offer Mobile Music Catalogue DRM-Free from all Four Major Labels’

5.	A news release dated September 24, 2009 entitled ‘Vodafone launches a Combined €1,000,000 Prize Fund to Find the Best Mobile Widgets’

6.	A news release dated September 24, 2009 entitled ‘Announces Vodafone 360 a suite of Innovative, New Internet Services for Mobile and PC’

7.	A news release dated September 29, 2009 entitled ‘Vodafone to Sell iPhone in UK and Ireland’

8.	Stock Exchange Announcement dated September 2, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated September 3, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated September 3, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.	Stock Exchange Announcement dated September 8, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated September 9, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated September 10, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated September 11, 2009 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated September 14, 2009 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated September 15, 2009 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated September 15, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated September 17, 2009 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated September 18, 2009 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated September 21, 2009 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated September 21, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

22.	Stock Exchange Announcement dated September 23, 2009 entitled ‘Transaction in Own Securities’

23.	Stock Exchange Announcement dated September 24, 2009 entitled ‘Transaction in Own Securities’

24.	Stock Exchange Announcement dated September 25, 2009 entitled ‘Transaction in Own Securities’

25.	Stock Exchange Announcement dated September 28, 2009 entitled ‘Transaction in Own Securities’

26.	Stock Exchange Announcement dated September 29, 2009 entitled ‘Transaction in Own Securities’

27.	Stock Exchange Announcement date September 30, 2009 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

3 September 2009 – London and Berkshire, UK and Redmond, Wash. US

VODAFONE FIRST TO BRING NEW WINDOWS

PHONE FROM LG TO EUROPEAN CONSUMERS

Exclusive Until End December 2009

•     Companies combine to offer best-in-class Windows phone experience for customers

•     The LG GM750 next generation Smartphone is easy and engaging to use, and helps you get more out of your life

•     With Vodafone high-speed mobile services and LG S-Class user-interface, features and phone design, the GM750 Windows phone packs smart, easy-to-use features into a small, sleek form

•     Available exclusively until the end of December in an initial seven countries from 6 October

Vodafone and LG Electronics today announce the launch of the LG GM750, a new Windows® phone based on Windows Mobile 6.5 from 6 October. Fully loaded with fun, easy-to-use features and services that help people take control of their lives thanks to fast internet browsing, access to personal and work email accounts and calendar synchronisation, the GM750 packs a lot into its sleek, slim form.

With LG’s S-Class user-interface and fast internet browsing via Vodafone’s high-speed mobile broadband network or WiFi, information is always at the user’s fingertips. Its large 3.0” full touchscreen makes it easy to navigate while browsing the internet, writing text messages and memos, or getting directions with its in-built GPS navigation function.

The intuitive user-interface on Windows Mobile 6.5 is easily customisable so Vodafone customers can personalise their phone to their own particular style. Using 3rd party applications, customers can change the look and feel with a personal background or designer themes and personalise the home screen so the information they need, such as weather reports, the latest traffic information or stock prices, is always easy to find. Microsoft Exchange ActiveSync email ensures you never need miss an email again, be it from your personal or work account. As one of a new generation of Windows phones, the GM750 Smartphone is poised to take advantage of future Vodafone services.

In addition to internet and email connectivity, consumers will be able to download applications directly to their phone via Windows Marketplace for Mobile, automatically back up and synch photos, music and texts to their PC using the free My Phone service, plus use Windows Live to check Hotmail or IM with friends on the PC or Xbox video game system. With a 5 megapixel camera as well, with the GM750 customers will have all the tools, features and widgets they’ll need to get the most fun from life, and never miss or forget a special moment.

Patrick Chomet, Group Director of Terminals for Vodafone, said: “We’re excited to be bringing a new Windows phone with Vodafone high-speed mobile services to our customers through the LG GM750 Smartphone, exclusively until the end of 2009. This stylish, touchscreen Smartphone will have great appeal to both consumer and business customers, and ensures Vodafone delivers on its promise to constantly bring customers new services and greater choice.”

Harrison Lee, Head of LG Mobile Communications Europe, explained: “A significant group of consumers demand mobile phones with the most advanced features and services to help them do their job and stay in contact with friends and family on one, easy-to-use, device. They need the technology and services to access email, the internet and the ability to download widgets, applications and fun tools without complexity. The combination of Vodafone’s services, Windows Mobile 6.5 platform and our S-Class UI, technology and design expertise, makes the GM750 the mobile package consumers with busy lives have been waiting for.”

“Vodafone, LG and Microsoft share a focus on delivering great customer experiences, and the LG GM750 is a powerful example of how customers benefit when industry leaders rally around a common goal,” said Todd Peters, corporate vice president, Microsoft Corp. “This new Windows phone benefits from our work with LG to deeply integrate the phone’s software and hardware as well as our continued work with Vodafone to make Windows phones broadly available on Vodafone’s high-speed network.”

The LG GM750 will be available in store initially in seven countries - Germany, Greece, Italy, Netherlands, Spain and the UK, and also in France through SFR, with further countries following soon after.

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Groupmediarelations@vodafone.com

LG Electronics

Dawn Harnetty

PR Manager Europe

Tel: +44 (0) 1753 5562 272

www.lge.com/press

Microsoft

Rapid Response Team, Waggener Edstrom Worldwide, +1 (503) 443-7070, rrt@waggeneredstrom.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

About LG

About LG Electronics, Inc.

LG Electronics, Inc. (KSE: 066570.KS) is a global leader and technology innovator in consumer electronics, mobile communications and home appliances, employing more than 84,000 people working in 115 operations including 84 subsidiaries around the world. With 2008 global sales of USD44.7 billion, LG is comprised of five business units – Home Entertainment, Mobile Communications, Home Appliance, Air Conditioning and Business Solutions. LG is the world’s leading producer of flat panel TVs, audio and video products, mobile handsets, air conditioners and washing machines. LG has signed a long-term agreement to become both a Global Partner and a Technology Partner of Formula OneTM. As part of this top-level association, LG acquires exclusive designations and marketing rights as the official consumer electronics, mobile phone and data processor of this global sporting event. For more information, please visit www.lge.com.

About LG Electronics Mobile Communications Company

LG Electronics Mobile Communications Company is a leading global mobile communication and information company. LG creates handsets that provide an optimized mobile experience to customers around the world with its cutting-edge technology and innovative handset design capabilities. Increasingly, LG is pursuing convergence technology and mobile computing products. LG will continue to take leadership in the mobile communication environment with stylish designs and smart technology.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

About Microsoft EMEA (Europe, Middle East and Africa)

Microsoft has operated in EMEA since 1982. In the region Microsoft employs more than 16,000 people in over 64 subsidiaries, delivering products and services in more than 139 countries and territories.

3 September 2009

VODAFONE EXTENDS POPULAR OWN BRANDED DEVICE RANGE WITH EIGHT NEW DEVICES
IN TIME FOR CHRISTMAS

-	Vodafone partners with CRYSTALLIZEDTM - Swarovski Elements to produce an exclusive, stylish addition to the Vodafone 533 Catwalk Collection

-	Launch of Vodafone’s own branded touchscreen devices

-	Opening up internet access to more customers with affordable devices giving customers internet on the go

Vodafone today announces eight new additions to its own branded consumer devices, building on the success of over 20 million handsets shipped so far under the Vodafone brand.

Patrick Chomet, Group Director of Terminals for Vodafone said: “I am delighted to be adding further diversity to the Vodafone own branded device range. From fashion-influenced mobiles to business tools, these new handsets will give our customers stylish, contemporary and great value choices. This new range of mobile phones will offer features such as a touchscreen experience and services like the mobile internet to a broad base of both European pre-pay customers and customers in emerging markets, many of whom will be using them for the first time.”

As part of Vodafone’s strategy to constantly improve the cost and efficiency of its own branded handsets, Vodafone has selected MediaTek chipsets for two of the new devices. The strategic partnership with MediaTek provides Vodafone with the opportunity to offer the Vodafone 340 camera phone at a very affordable price as well as its first entry level, low cost touchscreen device for prepaid customers – the Vodafone 541 – all without compromising our rigid quality standards.

Stylish additions to the Vodafone 533 Catwalk Collection

Three new designs are being added to the popular slider phone Vodafone 533 Catwalk Collection:

-	‘Red’ - a version in vibrant metallic red to add to the five trendy colours introduced in Spring 2009

-	‘Lady’ - a fashion conscious mobile phone. A stunning handset depicting an artist’s impression of girls about town, created by Berlin-based artist Tomek Sadurski

-

The exclusive ‘Crystal’ – a unique fashion accessory and perfect Christmas gift. The result of a collaboration between Vodafone and CRYSTALLIZEDTM which has employed cutting-edge technology to embed the crystals directly into the sleek black slider case during its manufacturing process. A special coating guarantees the brilliance and total integration of the crystals into the handset. The CRYSTALLIZEDTM logo is discretely placed on the reverse side of the phone and an exciting CRYSTALLIZEDTM Swarovski Elements animation appears on the screen when the phone is activated

Touchscreen devices

The Vodafone 541 Touch is Vodafone’s first ever entry level touchscreen phone. With its appealing, fresh design it addresses young pre-pay customers across Vodafone’s global footprint and will launch over the course of the coming months.

The higher specification Vodafone 840 Touch has a larger screen and 3G connectivity. Together these devices demonstrate Vodafone’s commitment to meet customer needs for contemporary devices with great value offerings.

Extending access to the mobile internet

Access to the mobile internet is more accessible than ever through new, exclusive, affordable devices offering internet on the go. Options include Opera Mini optimised internet browsing on the Vodafone 540 and Vodafone 340, and 3G connectivity on the Vodafone 1240 and Vodafone 840.

- ends -

Notes to editors

(1) Phone specification details:

Vodafone 340 A 2.5G entry-level candy bar device, this is the most affordable camera phone in the range, with a neat and inviting design. The VGA camera handset has a direct access camera key, 1.8 inch display, FM radio, messaging services including MMS and email and Opera Mini for mobile internet access. Depending on the market the all black device comes with a set of exchangeable back covers in white and pink.

Vodafone 533 This slider phone is ideal for customers who want a stylish, great value mobile with a built-in 1.3 megapixel camera, MMS, FM radio, MP3 player, Bluetooth and external memory slot. The refresh adds three new designs – Crystal, Lady and Red - to the successful Catwalk Collection.

Vodafone 540 A great all-round multimedia device in candy bar style. Its strong, slim metallic design has a 2 inch TFT colour display, 2 megapixel camera with video, messaging services including SMS, MMS and email, Opera Mini access to internet services and multimedia features that include MP3, AAC and FM radio. The 540 will launch in Europe with a focus on pre-pay.

Vodafone 541 The ‘2G Touch’ tablet device has a 2.4 inch QVGA colour screen, supports finger touch UI and features a 1.3 megapixel camera with video recorder, SMS and MMS messaging services, FM radio and WAP mobile internet browsing with more besides. The device will be available in black and pink, followed later by white and red. The phone will be available on pre-pay in Europe.

Vodafone 840 The 3G Touch comes with a 2.8 inch QVGA display with finger touch UI, a 2 megapixel camera and multimedia capabilities, including music player and 3G connectivity for mobile internet browsing. This device will come in sandy silver followed by pink and white.

Vodafone 1240 This qwerty candy bar with Visto push email is a great entry level business device which boasts a 262k colour QVGA landscape screen and a 2 megapixel camera, as well as 3G HSDPA. The device comes in black.

(2) Images and full device specifications can be accessed at the following URL: http://www.vodafone.com/crystal

For further information:

Vodafone Group Plc

Media Relations

Telephone: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

10 September 2009

VODAFONE TO LAUNCH MOBILE BROADBAND HOTSPOT

Vodafone Mobile Broadband Hotspot Creates a Wi-Fi Cloud Capable of
Connecting Up to Five Devices Simultaneously

Vodafone, the world’s leading international mobile telecommunications company today announces the launch of the Vodafone Mobile Broadband Hotspot, extending the benefits of mobile broadband from laptop and netbook customers to users of all Wi-Fi enabled devices in selected markets. The device will initially be available in Germany, Romania and Spain.

The Vodafone Mobile Broadband Hotspot enables both consumer and business customers to connect several devices wirelessly either at home or in the office anywhere within the Vodafone Mobile Broadband footprint. It represents a new category of intelligent devices with mobile broadband connectivity that does not require any type of software installation to use.

The credit-card sized, operating system independent, Mobile Broadband Hotspot enables customers to connect quickly and easily to any device that supports the Wi-Fi standard, then connect to the internet using Vodafone’s mobile broadband connectivity. The move is expected to bring the benefits of mobile broadband to a new range of devices such as MP3 players, digital cameras and gaming consoles

With one touch to power on, users will be able to detect the mobile Wi-Fi cloud using any device configured for Wi-Fi and connect up to five devices within a 10-metre radius. An internal battery provides up to four hours of active use on a single charge. The device delivers remarkable performance with speeds of up to 7.2 Mbps on the downlink and 5.7 Mbps on the uplink between the Mobile Broadband Hotspot and the Mobile Broadband network.

“The Vodafone Mobile Broadband Hotspot offers mobile professionals, students and families a one-touch connectivity solution that turns Wi-Fi enabled devices such as MP3 players and laptops into connected mobile internet devices,” said Huw Medcraft, Mobile Broadband Director, Vodafone. “This product brings even more flexibility to our customers, and ensures that Vodafone’s market leading mobile broadband can be rolled out to even more devices to give customers greater convenience.”

Expandable memory support for up to 16GB via microSD makes the device a flexible and robust platform capable of storing and sharing personal content such as documents, music, video and pictures over Wi-Fi. Access to the expandable memory is separately available to all devices connected to the Vodafone Mobile Broadband Hotspot. The device is supplied by Novatel Wireless (Nasdaq: NVTL), a leader in the design and development of innovative wireless broadband access solutions.

“With its leading mobile broadband services and a wide global presence, combined with Novatel’s MiFi portfolio of intelligent mobile hotspots, Vodafone customers will have unprecedented opportunities to access the internet with all their Wi-Fi devices virtually anywhere and anytime they want,” said Rob Hadley, chief marketing officer for Novatel Wireless. “We are very excited to work with Vodafone to provide the most advanced wireless data ecosystem available for customers.”

The Vodafone Mobile Broadband Hotspot will be available through Vodafone direct and business sales channels in selected markets. For more information visit

www.support.vodafone.com/MobileBroadbandHotspot and www.support.vodafone.com/MiFi2352

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

VODAFONE TO OFFER MOBILE MUSIC CATALOGUE DRM-FREE FROM ALL FOUR MAJOR LABELS

Addition of Warner Music makes Vodafone customers first to have 100% major label coverage for
DRM-free over-the-air downloads

21 September 2009, London – Vodafone today announced a deal with Warner Music which will make Vodafone the first global mobile network operator to offer its customers over-the-air access to the combined music catalogue of the world’s four largest music companies in DRM-free format.

Vodafone customers will continue to enjoy their current download service with rights to use tracks they have paid for just once across all of their personal music devices without restriction - but now with the additional benefit of having a far greater number of tracks to choose from.

Furthermore, Vodafone and Warner Music will work together to offer a range of mobile music products such as value-added album bundles that contain additional multimedia content.

“Warner Music’s addition to our mobile DRM-free catalogue is really great news for our customers,” said Pieter Knook, Vodafone Internet Services Director. “The response to the DRM-free offering in all the markets where it has launched has been incredibly enthusiastic. Our customers love music and they love the flexibility that DRM-free on mobile gives them.”

“We’re pleased to be expanding our partnership with Vodafone, who share our vision of how to help foster the growth of mobile music and create further opportunities for connecting fans with artists by offering premium album content anytime, anywhere.” Eric Daugan, SVP, Digital Business, Warner Music Europe.

Warner Music’s wide-ranging inventory of established superstars and up-and-coming talent will start to go live for mobile in DRM-free format straight away, and will contribute to a total library of over 1 million tracks. DRM-free downloads via mobile are already available to Vodafone customers across many European markets with more to come.

- ends -

Notes to Editors:

1)	DRM-free downloads are already available in the following Vodafone markets: UK, Germany, Italy, Spain, Greece and Ireland, with other countries across the Vodafone footprint coming on stream soon.

2)

The Warner catalogue will be available to Vodafone operating companies (Germany, Greece, Ireland, Italy, Netherlands, Portugal, Romania, Spain and UK) and partner markets (Austria, Belgium, Bulgaria, Croatia, Cyprus, Slovenia and Switzerland) across Europe.

3)	Vodafone announced DRM-free mobile distribution deals with Universal Music Group, Sony Music Entertainment and EMI Music on 11th March 2009.

For further information please contact:

Vodafone Group

Media Relations

Tel: 00 44 1635 664444

Warner Music International

James Steven

Email: James.Steven@warnermusic.com

Tel: 00 44 207 368 2572

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

About Warner Music Group

Warner Music Group became the only stand-alone music company to be publicly traded in the United States in May 2005. With its broad roster of new stars and legendary artists, Warner Music Group is home to a collection of the best-known record labels in the music industry including Asylum, Atlantic, Bad Boy, Cordless, East West, Elektra, Nonesuch, Reprise, Rhino, Roadrunner, Rykodisc, Sire, Warner Bros. and Word. Warner Music International, a leading company in national and international repertoire, operates through numerous international affiliates and licensees in more than 50 countries. Warner Music Group also includes Warner/Chappell Music, one of the world’s leading music publishers, with a catalog of more than one million copyrights worldwide.

24 September 2009

VODAFONE LAUNCHES A COMBINED €1,000,000 PRIZE FUND TO FIND THE BEST MOBILE WIDGETS

The winning developer, in each of the two phases of the Vodafone Appstar competition, will pocket
€100,000

At its international Developer Event today, Vodafone is announcing the launch of a two-phased competition to find the most innovative and useful mobile widgets, giving two victorious developers the chance to bank up to €100,000 in prize money.

Vodafone will outline the widget capabilities of the new Vodafone 360 mobiles at today’s Developer Event in front of content publishers, web and mobile developers from around the world.

Split into two phases (the first phase now and second phase during 2010), the Vodafone Appstar competition has a combined prize fund of €1,000,000 which will be shared across eight of Vodafone’s largest European operating companies to encourage innovation in the mobile application and widget space. The participating eight countries are: UK, Ireland, Germany, Netherlands, Italy, Spain, Portugal and Greece.

In the initial round of each phase of the competition, developers from anywhere in the world can submit widgets compatible with the new Vodafone 360 mobiles to any one of these eight markets via a competition website. A panel of experts from the local Vodafone operating company will then select three winning entries based on three criteria:

•                  User experience

•                  Innovation

•                  Value to the customer

The developers responsible for the top three mobile widgets will be awarded prize money of €25,000, €15,000 and €10,000 for coming first, second and third respectively. The €25k winner will also have their entry submitted into a Pan-European competition to decide the best of the best.

The eight competition winners’ widgets will then be put to the public vote within the participating eight countries and the winning developer will pocket a further prize of €75,000, bringing their total prize money to €100,000. The runner up will win a total of €50,000.

The competition format will then be repeated next year to encourage more participation.

“Vodafone is committed to encouraging talent and innovation in this area and we hope that this prize fund will provide a fitting incentive to help bring this talent to the fore,” said Pieter Knook, Director of Vodafone Internet Services. “Our job is to bring relevant and local choices in widgets that will make the mobile internet more personal for our customers.”

Widgets or apps can range from those capable of giving you the latest news on your phone’s home screen to location-aware travel tools.

Software developers will be asked to write applications based on the latest Joint Innovation Lab (JIL) Software Developer Kit found at www.jil.org.

For full details of the competition, please visit the website at www.jil.org/vodafone/appstar.

For further information please contact:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

24 September 2009

VODAFONE ANNOUNCES VODAFONE 360

A SUITE OF INNOVATIVE, NEW INTERNET SERVICES FOR MOBILE AND PC

•                  Vodafone 360 is a brand new set of internet services for the mobile and PC which gathers all of a customer’s friends, communities, entertainment and personal favourites (like music, games, photos and video) in one place

•                  At its heart Vodafone 360 has the most personal address book available, bringing together all of the contacts from the mobile phone, social networks and other internet accounts. It works across a range of mobile phones, including the new, exclusive Vodafone 360 phones, and synchs automatically with the PC

•                  Connected address book – Vodafone People, open to everyone on any network across over 100 popular mobile phones, automatically synchs all contacts from a customer’s phone, Facebook®, Windows Live Messenger™ and Google Talk™, and will soon also include Twitter, Hyves and studiVZ

•                  New suite of internet services accessible on multiple handsets as well as PC or Mac, including a wide range of apps, games, music and mapping services

•                  Two tailor-made Vodafone 360 mobile handsets, manufactured by Samsung, give the best customer experience of the services including the unique 3D contacts display, driven by Vodafone’s ‘proximity algorithm’, bringing the most frequently contacted people closer to the front

•                  Proprietary User Interface on Vodafone 360 mobiles, designed and developed by Vodafone using the LiMo operating system

•                  Launching first in eight European countries by Christmas

24 September, 2009. London. Vodafone today announces the launch of Vodafone 360 - a new suite of innovative internet services for the mobile and PC.

All of a customer’s contacts, status updates and messaging services are brought together in one place enhancing the customer’s experience and use of social media. Customers will have integrated contacts, music, photos and mapping services and can share their favourite music choices and even their physical location, how and when they choose, with their chosen groups of friends.

The service is automatically backed up and synchronised, regularly and wirelessly, between the mobile and PC or Mac. All contacts updates, emails, photos and conversation history or settings changes made either at home or when on the move are saved, keeping all the content up-to-date.

“Vodafone 360 is the first service of its kind to offer customers the benefits of a truly integrated mobile internet experience that gathers all their contacts and content, all around them, in one place,” said Pieter Knook, Director of Internet Services at Vodafone Group.

“The beauty of Vodafone 360 is that all the services work together and they are easy to use. Vodafone 360 enables customers’ digital lives. Customers can stay in touch and share experiences through social networks, instant messaging, email, apps, maps, music and buying digital content on their mobile bill, with the personalised address book at its heart.”

Vodafone 360 is a substantiator of Vodafone’s new brand expression – ‘power to you’ - which is focused on putting the customer in control and enabling simple and easy to manage communications, both mobile and fixed.

Benefits:

-

bringing together all contacts and content in one place and allowing customers immediate access to their various contacts across different networking sites – all the latest information updates including Facebook status updates and the ability to chat through Windows Live Messenger and Google Talk

-

the ability to create different contact groups across social media networks, allowing customers to organise their contacts the way they want and manage how they share different information with different groups

-	the ability for customers and friends to share locations, tag and share pictures and favourite places

-	confidence that your connected address book is synchronised between your phone and the web and you can easily recover your phone contacts if you change or lose your mobile

-	access to the service through a variety of handsets and operating systems from multiple manufacturers – the ultimate experience being through a custom-built device

-	a catalogue of over one thousand Apps at launch available to different handsets, downloadable through the Vodafone Shop

-	the ability for non-Vodafone customers to access some of the range of services, linking them to their social networks via mobile.

The Vodafone 360 suite of services has been designed and developed by Vodafone. At launch the full Vodafone 360 experience will be available on two exclusive handsets built to Vodafone’s specification by Samsung. The Vodafone 360 H1 by Samsung boasts a 3.5” multitouch, high definition OLED screen, 16GB memory, WiFi, a maximum talk time of over 400 minutes (3G) and a 5 megapixel camera. It will be followed shortly by a second Samsung handset, offering customers a range of colours and price points.

At launch four Nokia Symbian smartphones will come pre-loaded with Vodafone 360 and part or all of the service will be downloadable to over one hundred popular phones. In the coming months Vodafone will be making the service available through as wide a selection of handsets and operating systems from multiple manufacturers as possible.

The 2009 launch in Germany, Greece, Ireland, Italy, Netherlands, Portugal, Spain and the UK will be followed by launches in a number of other countries in 2010, including India, Turkey, South Africa, New Zealand and Romania and in France through SFR. through MTS in Russia, and through Vodafone Hutchison Australia.

- ends -

Notes to Editors

1)

The two Vodafone 360 handsets manufactured for Vodafone by Samsung give the best Vodafone 360 experience. Four Nokia handsets are preloaded for customers to buy in store and for existing customers 10 handsets can download the Vodafone 360 service. The People Service will be available on over 100 popular devices at launch for any customer on any network.

2)	For images, go to www.vodafone.com/media

3)	For more details on the service, go to www.vodafone.com/media

4)

Hyves and VZ networks (which incorporates the schuelerVZ, studiVZ and meinVZ platforms) are leading Dutch and German social network services. Hyves and the Hyves logos are trademarks of Startphone Limited

5)	Vodafone Group 2009. VODAFONE, Vodafone 360 and the Vodafone logos are trade marks of Vodafone Group. Other names used herein may be the trade marks of their respective owners.

6)	Windows Live is either a registered trade mark or a trade mark of Microsoft Corporation in the United States and/or other countries.

7)	Google Talk is a trademark of Google Inc..

8)	Facebook® is a registered trademark of Facebook Inc.

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Groupmediarelations@vodafone.com

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 315 million proportionate customers as at 30 June 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

29 September 2009

VODAFONE TO SELL iPHONE IN UK AND IRELAND

Vodafone and Apple today confirmed that they have reached agreement to bring iPhone 3G and iPhone 3GS to the UK and Ireland in early 2010.

Beginning today, Vodafone UK and Vodafone Ireland customers can register their interest in iPhone 3G and iPhone 3GS at www.vodafone.co.uk/iphone and www.vodafone.ie/iphone respectively. Pricing, tariffs and availability information will be announced locally in the future.

Vodafone now offers iPhone through thirteen of its operating companies.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 676904

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 September 2009

Number of ordinary shares transferred:	3,320,918

Highest transfer price per share:	133.4p

Lowest transfer price per share:	132.8p

Following the above transfer, Vodafone holds 5,226,568,036 of its ordinary shares in treasury and has 52,581,145,236 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 September 2009

Number of ordinary shares transferred:	4,904,224

Highest transfer price per share:	132.8p

Lowest transfer price per share:	132.8p

Following the above transfer, Vodafone holds 5,221,663,812 of its ordinary shares in treasury and has 52,586,049,460 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 2 September 2009 by HBOS Employee Equity Solutions that on 1 September 2009 Andrew Halford, a director of the Company, and Matthew Kirk, a person discharging managerial responsibility, exercised options granted in 2006 under the Group’s Sharesave Scheme pursuant to the rules of the Vodafone Group 1998 Sharesave Scheme. Each acquired 10,202 ordinary shares of U.S.$0.11 3/7 each at the price of 91.64p per share. As a result, Andrew Halford’s interests in the Company’s shares (excluding unexercised share options and unvested incentive shares) is 1,709,506.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 September 2009

Number of ordinary shares transferred:	97,764

Highest transfer price per share:	130.3p

Lowest transfer price per share:	130.3p

Following the above transfer, Vodafone holds 5,221,566,048 of its ordinary shares in treasury and has 52,586,196,129 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 September 2009

Number of ordinary shares transferred:	636,979

Highest transfer price per share:	133.25p

Lowest transfer price per share:	133.25p

Following the above transfer, Vodafone holds 5,220,929,069 of its ordinary shares in treasury and has 52,586,833,108 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 September 2009

Number of ordinary shares transferred:	76,623

Highest transfer price per share:	134.5p

Lowest transfer price per share:	134.5p

Following the above transfer, Vodafone holds 5,220,852,446 of its ordinary shares in treasury and has 52,586,909,731 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 September 2009

Number of ordinary shares transferred:	136,282

Highest transfer price per share:	136.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,220,716,164 of its ordinary shares in treasury and has 52,587,141,013 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 September 2009

Number of ordinary shares transferred:	1,181,589

Highest transfer price per share:	138.35p

Lowest transfer price per share:	138.35p

Following the above transfer, Vodafone holds 5,219,534,575 of its ordinary shares in treasury and has 52,588,322,602 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 September 2009

Number of ordinary shares transferred:	214,888

Highest transfer price per share:	137.85p

Lowest transfer price per share:	137.85p

Following the above transfer, Vodafone holds 5,219,319,687 of its ordinary shares in treasury and has 52,588,537,490 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised today that on 15 September 2009, Frank Rövekamp, a Person Discharging Managerial Responsibility, sold 199,375 ordinary shares of US$0.11 3/7 each in the Company at 138.2314p per share.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 September 2009

Number of ordinary shares transferred:	272,080

Highest transfer price per share:	138.5p

Lowest transfer price per share:	138.5p

Following the above transfer, Vodafone holds 5,218,377,599 of its ordinary shares in treasury and has 52,589,479,578 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 September 2009

Number of ordinary shares transferred:	2,259,695

Highest transfer price per share:	139.2p

Lowest transfer price per share:	139.2p

Following the above transfer, Vodafone holds 5,216,117,904 of its ordinary shares in treasury and has 52,591,739,273 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 September 2009

Number of ordinary shares transferred:	206,495

Highest transfer price per share:	139.5p

Lowest transfer price per share:	139.5p

Following the above transfer, Vodafone holds 5,215,911,409 of its ordinary shares in treasury and has 52,591,945,768 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 18 September 2009 by Computershare Trustees Limited that on 10 September 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 137.85p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Michel Combes*	182
Andrew Halford*	182
Matthew Kirk	182
Stephen Scott	182

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 September 2009

Number of ordinary shares transferred:	508,009

Highest transfer price per share:	140.4p

Lowest transfer price per share:	140.3p

Following the above transfer, Vodafone holds 5,215,403,400 of its ordinary shares in treasury and has 52,592,453,777 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 September 2009

Number of ordinary shares transferred:	143,912

Highest transfer price per share:	139.9p

Lowest transfer price per share:	139.9p

Following the above transfer, Vodafone holds 5,215,259,488 of its ordinary shares in treasury and has 52,592,597,689 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 September 2009

Number of ordinary shares transferred:	1,064,107

Highest transfer price per share:	141.34p

Lowest transfer price per share:	141.34p

Following the above transfer, Vodafone holds 5,214,195,381 of its ordinary shares in treasury and has 52,593,661,796 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 September 2009

Number of ordinary shares transferred:	28,526

Highest transfer price per share:	142.73p

Lowest transfer price per share:	142.73p

Following the above transfer, Vodafone holds 5,214,166,855 of its ordinary shares in treasury and has 52,593,690,322 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

RNS: 7751Z

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 September 2009

Number of ordinary shares transferred:	89,071

Highest transfer price per share:	141.8p

Lowest transfer price per share:	141.8p

Following the above transfer, Vodafone holds 5,214,077,784 of its ordinary shares in treasury and has 52,593,779,393 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 September 2009

Number of ordinary shares transferred:	1,294,328

Highest transfer price per share:	141.99p

Lowest transfer price per share:	141.8p

Following the above transfer, Vodafone holds 5,212,783,456 of its ordinary shares in treasury and has 57,807,857,177 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,595,073,721 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,595,073,721. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 8, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary